Exhibit 99.1

       NEWS RELEASE

LAKE SHORE GOLD REPORTS HIGH-GRADE INTERSECTIONS FROM INITIAL UNDERGROUND DRILLING AT 144 GAP ZONE

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Drilling near east limit of 144 Gap zone intersects multiple zones of high-grade mineralization (Key intercepts: 7.81 gpt/10.40 m, 6.29 gpt//36.8 m, 7.83 gpt/18.8 m, 5.29 gpt/31.8 m, 10.97 gpt/14.40 m, 4.51 gpt/12.90 m, 4.05 gpt/24.5 m, 5.35 gpt/12.0 m and 8.16 gpt/10.30 m)

•	Drilling between Thunder Creek and 144 Gap Zone confirms extension of Thunder Creek Stock to depth and potential for new zones of mineralization

•	Underground exploration drift now over 90% complete, 40,000 metre underground drill program advancing with three drills, on track for completion before year end

•	Five surface drills active, targeting new areas to southwest of 144 Gap

•	Work on track for initial resource in early 2016.

TORONTO, ONTARIO -- (Marketwired – September 16, 2015) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced results from the first ten underground drill holes (4,771 metres) from the Company’s 144 Exploration Program. Results being reported today are for the first seven delineation holes (1,740 metres) on the 144 Gap Zone as well as three exploration holes (3,031 metres) to test the Thunder Creek Stock to the east, from an overall 40,000 metre program planned for 2015. The 144 Gap Zone is a new discovery announced in October, 2014 and is located 500 metres southwest of the Timmins West Mine and Thunder Creek Deposit. The current underground drill program was launched in August, 2015 and is being completed from a new underground exploration drift developed near the 820 Level (see Figure 1).

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are very pleased to announce the successful start of our underground drilling program at the 144 Gap area and to report positive results from the first 10 holes of the program. Drilling to date has been focused on delineation and exploration near the east limit of the broad mineralized envelope defined from surface drilling and indicates multiple high-grade zones which are similar to, or better than, previous surface holes from the same area. Given the encouraging results being announced today, we are increasingly confident of the resource potential of the 144 Gap and the very positive impact it could have on our Timmins operations. Today’s results are especially significant given that they are located approximately 250 metres northeast of the initial discovery holes for the 144 Gap Zone and the previously defined thick, high-grade core. Delineation drilling of these areas will follow later in the underground program.”

Among significant results from delineation drilling to date (see Table 1.) are 7.81 gpt/10.40 metres (“m”), 6.29 gpt/36.80 m and 7.83 gpt/18.80 m from HW820-004, 5.29 gpt/31.80 m, including 11.44 gpt/11.90 m, from HW820-005, 10.97 gpt/14.40 m from HW820-006 and 4.51 gpt/12.90 m and 4.05 gpt/24.50 m from HW820-008 drilled on section 8875N, near the east limit of the broad mineralized envelope defined from previous surface drilling. The new holes intersected the 144 Gap Zone between the 800 and 900 Levels and close to previously reported surface holes Hwy-15-79 and Hwy-15-88. Comparison of the new results to previous surface holes indicates grades and widths which are similar or better (see press releases dated February 24 and April 27, 2015).

Additional significant results from delineation drilling are 5.35 gpt/12.0 m, including 11.16 gpt/4.30 m from HW820-009 and 8.16 gpt/10.30 m, including 11.48 gpt/4.10 m from HW820-012 drilled on section 8825N. The new holes intersected the 144 Gap Zone and are close to previously reported surface hole Hwy-15-89, with grades and widths which compare favourably (see press release dated April 27, 2015).

Interpretation of new drill results from the 144 Gap Zone continues to suggest the zone is closely associated with a broad zone of hydrothermal alteration and deformation measuring up to 100 m wide containing multiple syenite porphyry intrusions, quartz veining, pyrite, scheelite and/or galena and multiple occurrences of visible gold. Based on results received to date, the 144 Gap Zone is confirmed to have a minimum strike length of 400 m and dip length of 400 m.

Additional results being reported today include three widely-spaced exploration holes (HW820-001,002 and 003) drilled within a 500 metre gap between Thunder Creek and the 144 Gap Zone. The three holes were drilled to test the down dip extension of the Thunder Creek Stock, a large intrusive body located east of the 144 Gap. The new holes, which were collared on sections 9200N and 9325N, extend the lower limit of the Thunder Creek Stock to at least the 840 metre level and indicate several local zones of gold enrichment providing new targets for future exploration.

Work on the 144 Exploration Program is continuing. At the 144 Gap, three underground drills are active with the Company’s 40,000 m underground program on track for   Drilling is currently ongoing at the 144 with three underground drills and on track to completion prior to the end of 2015 with an initial 43-101 resource to be released early in 2016. Drilling is also continuing on surface with five drill rigs focused on testing of new exploration targets to the southwest of the 144 Gap zone.

Qualified Person

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the 144 is Eric Kallio, Senior Vice-President Exploration, P.Geo. Mr. Kallio, as a QP, has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Mr. Kallio is an employee of Lake Shore Gold.

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than 10 grams per tonne gold, the sample is fire assayed with a gravimetric finish.  Select zones with visible gold are tested by pulp metallic analysis. NQ size surface drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. BQ size underground drill core is either saw cut or whole core sampled. The drill core is transported in security sealed bags for preparation to the ALS Minerals analytical facility located in Val d’Or Quebec for fire assay.  This ALS Minerals facility is registered ISO 9001-2008 (CERT-0051527) and is SCC ISO/IEC 17025:2005 Accredited (#689). Most underground drill core is analyzed by Activation Laboratories Ltd. (Actlabs) in Timmins, Ontario.  Actlabs is an ISO/IEC 17025:2005 Accredited laboratory.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer that is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298

Table 1: List of Significant Composite Intervals From New Underground Drilling

Hole	Depth		From	To	Interval	Gold
Number	(m)		(m)	(m)	(m)	(gpt)	Comments

HW820-002	1123.6		335.4	337.5	2.1	8.55

HW820-003	900		252.6	260	7.4	1.22
			310.7	314	3.3	3.3

HW820-004	273.0		81.4	91.8	10.40	7.81	VG Noted
			103	139.8	36.80	6.29
			148.6	167.4	18.80	7.83	VG Noted

HW820-005	258.0		99.3	131.1	31.80	5.29
		incl.	119.2	131.1	11.90	11.44	VG Noted

HW820-006	243.0		115.3	129.7	14.40	10.97
		incl.	122.4	126.3	3.90	25.72	VG Noted

HW820-007	322.8		80.8	85.6	4.80	5.65

HW820-008	273.0		91.3	104.2	12.90	4.51
			117.1	141.6	24.50	4.05
		incl.	123.5	126.5	3.00	17.40	VG Noted

HW820-009	168.0		66.0	78.0	12.00	5.35
		incl.	71.1	75.4	4.30	11.16	VG Noted

HW820-012	202.0		132.8	143.1	10.30	8.16
		incl.	133.2	137.3	4.10	11.48	VG Noted
1)	True widths are not reported at this time.
2)	Assay results are reported uncut.
3)	No significant assays reported for HW820-001.

Figure 1. Plan View – 840M Level Showing 144 Exploration Drifts and First 10 Underground Drill Holes